Exhibit 99.1

STANTEC INC.

Material Change Report

1.	Name and Address of Company:

Stantec Inc. (“Stantec”)

10160 – 112th Street

Edmonton, Alberta

Canada T5K 2L6

2.	Date of Material Change:

November 5, 2015.

3.	News Release:

A news release was issued by Stantec on November 5, 2015, and disseminated through the facilities of a recognized newswire service.

4.	Summary of Material Change:

Stantec has received approval from the Toronto Stock Exchange (“TSX”) to commence a new normal course issuer bid (“NCIB”) on November 10, 2015, to enable it to purchase for cancellation, from time to time, up to 3,774,179 of its common shares (“Common Shares”) through the facilities of the TSX.

5.	Full Description of Material Change:

5.1	Full Description of Material Change:

Stantec has obtained the approval of the TSX to commence a NCIB under which Stantec may purchase up to 3,774,179 of its Common Shares, representing approximately 4% of Stantec’s total issued and outstanding shares as at November 1, 2015, namely 94,354,476. The average daily trading volume of the Common Shares over the six calendar months preceding October 31, 2015 was 226,706. Accordingly, under TSX rules and policies, Stantec is entitled on any trading day to purchase up to 56,676 Common Shares. In addition, Stantec may also make block purchases as permitted under the rules and policies of the TSX.

The purchases may commence on November 10, 2015, and will terminate on November 9, 2016 or on such earlier date as Stantec may complete its purchases pursuant to the NCIB. Stantec will make the purchases on the open market in accordance with the rules and policies of the TSX, and the prices that Stantec will pay for any

Common Shares will be the market price of such shares at the time of acquisition.

The board of directors of Stantec has concluded that the purchase for cancellation by Stantec of certain of its outstanding Common Shares represents an attractive investment and an appropriate and desirable use of Stantec’s available funds. This capital deployment strategy is consistent with Stantec’s priority of maintaining balance sheet strength, while reinvesting in organic and acquisitive growth, paying down debt, and increasing dividends, all of which contribute to enhanced shareholder returns.

The purchase of Common Shares may also be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of Common Shares issued in connection with acquisitions. The Common Shares will be purchased by Stantec for cancellation and Stantec intends to finance the purchase price for the Common Shares purchased by it from working capital.

It is not anticipated that the contemplated purchases by Stantec will have any major impact on Stantec or its subsidiaries other than the beneficial effects resulting from the opportunities set out above. One consequence of any issuer bid is that, upon any purchase of shares by Stantec, continuing shareholders will, in the absence of offsetting share issuances, have shares which represent an increased proportion of outstanding shares. However, there can be no assurance as to the precise number of Common Shares that will be repurchased. Stantec may discontinue purchases at any time, subject to compliance with applicable regulatory requirements.

5.2	Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

None.

8.	Executive Officer:

The following officer of the Corporation is knowledgeable about this material change report and may be contacted by the securities regulatory authorities:

Paul J.D. Alpern

Senior Vice President and Secretary

Stantec Inc.

10160 – 112th Street

Edmonton, Alberta

T5K 2L6

(780) 917-7022

9.	Date of Report:

DATED at Edmonton, Alberta this 5th day of November, 2015.